DAEDALUS VENTURES, INC.
                            KALLISTO VENTURES, INC.
                            NEPTUNUS VENTURES, INC.
                          2000 HAMILTON STREET, #943
                            PHILADELPHIA, PA 19130
                           TEL/FAX: (215) 405-8018

December 10, 2010

VIA EDGAR TRANSMISSION

Attention: Jerard T. Gibson, Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Daedalus Ventures, Inc.
       Amendment No. 1 to Registration Statement on Form 10
       Filed November 3, 2010
       File No.: 000-54126

       Kallisto Ventures, Inc.
       Amendment No. 1 to Registration Statement on Form 10
       Filed November 3, 2010
       File No.: 000-54127

       Neptunus Ventures, Inc.
       Amendment No. 1 to Registration Statement on Form 10
       Filed November 3, 2010
       File No.: 000-54128

Dear Mr. Kluck:

       The Company (Daedalus Ventures, Inc., Kallisto Ventures, Inc. and Neptunus Ventures, Inc.) has filed its second amendment ("Amendment No. 2") to its Form 10 Registration Statement on the EDGAR system. The changes are made in response to Staff comments. The paragraph numbers below correspond to the numbered comments in your November 24, 2010 Comment Letter, followed by our response to such comment.

       On behalf of the Company, the following are our responses to the Staff's comments:

General

   1. Please revise your registration statement to address any comments you received on the Form 10 filings you have submitted: Acantha Acquisition Corp., Belenus Acquisition Corp. and Cepheus Acquisition Corp.

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RESPONSE:  All revisions made in  response  to  Staff  comments for the Form 10 filings of Acantha Acquisition Corp., Belenus Acquisition Corp. and Cepheus Acquisition Corp., are also included in Amendment No. 2.

Item 1. Business

(b) Business of Issuer, page 3

   2. We note your revised disclosure in this section in response to comment three in our letter dated October 20, 2010. Please revise to clarify, if true, that Mr. Tay does not currently maintain any relationships with the various sources you identify from which you plan to seek target business combinations.

RESPONSE: We have revised to disclose (in page 3 of the 4th paragraph) that our sole officer and director, Mr. Tay, does not currently maintain any relationships with the various sources we have identify from which we plan to seek target business combinations.

   3. We reissue comments four and five in our letter dated October 20, 2010 in part. Considering that Mr. Tay has no experience in evaluating target opportunities and you do not plan to conduct research in connection with potential targets, please explain more specifically how Mr. Tay plans to identify merger targets. Please also discuss in greater detail how Mr. Tay plans to identify separate targets for this entity and other similar blank/check shell companies where he exercises similar control.

RESPONSE: We further disclosed (in page 3 of the 5th paragraph) that Mr. Tay plans to identify merger targets for the Company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more websites on the Internet and similar methods. Mr. Tay also plans to identify merger targets for the Company directly by making phone calls to prospective target companies identified through internet searches. This is also the case when identifying separate targets for the other similar blank/check shell companies where he exercises similar control (see page 4, 1st paragraph under the heading "Form of Acquisition").

Item 2. Financial Information

Management's Discussion and Analysis or Plan of Operation, page 11

   4. We note your revised disclosure in response to comment 12 in our letter dated October 20, 2010. Please also update the disclosure to confirm, if true, that Mr. Tay has no formal obligation to cover any of such expenses.

RESPONSE: We have updated to disclose (in page 13 of the 2nd paragraph of this section) that Mr. Tay has no formal obligation to cover any of such expenses.

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Item 6. Executive Compensation, page 15

   5. We reissue comment 15 in our letter dated October 20, 2010 in part. Your revised disclosure is unclear. You state that Mr. Tay has not received any compensation in connection with his services, yet you disclose that the company granted the restricted stock to Mr. Tay as compensation for "contributed time" and other services rendered as a part of your formation. Please reconcile your disclosure in this section or, alternatively, explain how your disclosure that Mr. Tay "does not receive any compensation for his services" since inception reconciles with your later disclosure in the same paragraph regarding the restricted stock grant.

RESPONSE: We have reconciled our disclosure in this section (in page 17 of the 1st paragraph of this section).

   6. We note your response to comment 17 in our letter dated October 20, 2010. Please provide a more detailed analysis as to why Mr. Tay does not qualify as a promoter as contemplated under Item 401(g) of Regulation S-
       K. In the alternative, please name your promoter(s). See the definition of promoter under Rule 405 of Regulation C.

RESPONSE: Mr. Tay has taken direct initiative in founding and organizing the business of our company. Therefore, we have revised to disclose (in page 19 of the 5th paragraph) that Mr. Tay is our only promoter, as that term is defined under Rule 405 of Regulation C.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

   7. Your auditor states "the management of Cepheus Acquisition Corp. is responsible for these financial statements." The reference to Cepheus Acquisition Corp. is not consistent with the registrant's name. Please have your auditor revise their opinion or advise.

RESPONSE: It was a typographical error; the opinion has been revised (in page 23 of the 1st paragraph) to state the registrant's correct name.

Closing Comments

RESPONSE:   In  response  to  your  Closing  Comments,  we acknowledge  to  the
Commission that:

   - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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   -   the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned.


                                 Respectfully yours,

                                 Daedalus Ventures, Inc.,
                                 Kallisto Ventures, Inc. and
                                 Neptunus Ventures, Inc.



                                 By: William Tay
                                 --------------------------------------------
                                 Title: President and Director